UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Hyliion Holdings Corp.

(Name of Issuer)

(Common Stock, $0.0001 par value per share)

449109107

(CUSIP Number)

October 1, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-l(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 Pages

CUSIP No. 449109107

(1)	Names of reporting persons FJ Management Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Utah

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 8,328,499[1]
	(7)	Sole dispositive power
	(8)	Shared dispositive power 8,328,499[1]

(9)	Aggregate amount beneficially owned by each reporting person 8,328,499[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.4%[2]
(12)	Type of reporting person (see instructions) CO

[1]

Consists of 8,328,499 shares of common stock of Hyliion, Inc. owned by FJ Management, Inc., which may be deemed to be beneficially owned by Crystal C. Maggelet. Ms. Maggelet holds directly or indirectly approximately a 96% interest in the outstanding equity securities of FJ Management Inc. and serves on its Investment Committee, as well as an officer and director. Ms. Maggelet disclaims beneficial interest in the shares of common stock of Hyliion, Inc. held by FJ Management, Inc., except to the extent of her pecuniary interest therein.

[2]

Based on approximately 153,901,829 shares of the Issuer’s common stock outstanding as of October 1, 2020, as reported in the Issuer’s Form 8-K Current Report dated October 1, 2020 and filed with the SEC on October 8, 2020.

Page 3 of 7 Pages

CUSIP No. 449109107

(1)	Names of reporting persons Crystal C. Maggelet
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Citizen of the United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 8,328,499[3]
	(7)	Sole dispositive power
	(8)	Shared dispositive power 8,328,499[3]

(9)	Aggregate amount beneficially owned by each reporting person 8,328,499[3]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.4%[4]
(12)	Type of reporting person (see instructions) IN

[3]

Consists of 8,328,499 shares of common stock of Hyliion, Inc. owned by FJ Management, Inc., which may be deemed to be beneficially owned by Crystal C. Maggelet. Ms. Maggelet holds directly or indirectly approximately a 96% interest in the outstanding equity securities of FJ Management Inc. and serves on its Investment Committee, as well as an officer and director. Ms. Maggelet disclaims beneficial interest in the shares of common stock of Hyliion, Inc. held by FJ Management, Inc., except to the extent of her pecuniary interest therein.

[4]

Based on approximately 153,901,829 shares of the Issuer’s common stock outstanding as of October 1, 2020, as reported in the Issuer’s Form 8-K Current Report dated October 1, 2020 and filed with the SEC on October 8, 2020.

Page 4 of 7 Pages

Item 1(a) Name of issuer:

Hyliion Holdings Corp.

Item 1(b) Address of issuer’s principal executive offices:

1202 BMC Drive, Suite 100

Cedar Park, TX 78613

2(a) Name of person filing:

i.	FJ Management Inc.

ii.	Crystal C. Maggelet

2(b) Address or principal business office or, if none, residence:

i.	185 South State Street, Suite 1300

Salt Lake City, UT 84111

ii.	185 South State Street, Suite 1300

Salt Lake City, UT 84111

2(c) Citizenship:

i.	FJ Management Inc. is a Utah corporation

ii.	Crystal C. Maggelet is a citizen of the United States

2(d) Title of class of securities:

Common stock, $0.0001 par value per share

2(e) CUSIP No.:

449109107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(l)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(l)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(l)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d-1(b)(l)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	FJ Management Inc.		Crystal C. Maggelet
(a) Amount beneficially owned:	8,328,499	(1)	8,328,499	(1)
(b) Percent of class:	5.4%	(2)	5.4%	(2)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:	8,328,499	(l)	8,328,499	(1)
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:	8,328,499	(1)	8,328,499	(l)

(1)

As of the date hereof Crystal C. Maggelet holds directly or indirectly approximately a 96% interest in the outstanding equity securities of FJ Management Inc. and serves on its Investment Committee, as well as an officer and director, and may therefore be deemed to beneficially own the shares covered by this Schedule 13G.

(2)

Based on approximately 153,901,829 shares of the Issuer’s common stock outstanding as of October 1, 2020, as reported in the Issuer’s Form 8-K Current Report dated October 1, 2020 and filed with the SEC on October 8, 2020.

Page 6 of 7 Pages

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Page 7 of 7 Pages

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2020

FJ MANAGEMENT INC.

Signature:	/s/ Richard L. Bozzelli
Name:	Richard L. Bozzelli
Title:	Chief Financial Officer & Treasurer